SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549


                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           WESTELL TECHNOLOGIES, INC.
                           --------------------------
                                (Name of Issuer)

                      Class A Common Stock, par value $0.01
                    Class B Common Stock, par value $0.011 (1)
                    ----------------------------------------
                         (Title of Class of Securities)

                  957541-10-5 (Number for Class A Common Stock)
                  ---------------------------------------------
                                  CUSIP Number

                    December 31, 1998 (end of calendar year)
                    ----------------------------------------
             (Date of Event Which Requires Filing of this Statement



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |_|      Rule 13d-1(c)
         |X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------

(1) Although not registered under Section 12 of the Exchange Act of 1934, as amended, Class B Common Stock automatically converts into Class A Common Stock upon any transfer except transfers to permitted transferees.

CUSIP NO. 957541-10-5

1.       NAME OF REPORTING PERSON
             S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Melvin J. Simon

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (A)      X
                  (B)

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION        United States

       NUMBER OF           5.     SOLE VOTING POWER

        SHARES 473,247 Class B Common Stock at December 31, 1999 27,601 Class A Common Stock at December 31, 1999 (including options to purchase 20,601 shares that are exercisable within 60 days of December 31, 1999)

     BENEFICIALLY          6.     SHARED VOTING POWER

       OWNED BY                             18,651,622 Class B Common Stock at
                                            December 31, 1999

         EACH              7.     SOLE DISPOSITIVE POWER

       REPORTING                            473,247  Class  B  Common  Stock  at
                                            December  31,  1999  27,601  Class A
                                            Common  Stock at  December  31, 1999
                                            (including options to purchase
                                            20,601 shares that are exercisable
                                            within 60 days of December 31, 1999)


        PERSON             8.     SHARED DISPOSITIVE POWER

         WITH                               18,651,622 Class B Common Stock (at
                                            December 31, 1999)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            27,601 Class A Common Stock
                                            (including options to purchase
                                            20,601 shares that are exercisable
                                            within 60 days of December 31, 1999)

                                            19,124,869 Class B Common Stock
                                            (at December 31, 1999)

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES

         Not applicable.

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             Approximately 81.3% the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

             100.0% of outstanding shares of Class B Common Stock.

12.      TYPE OF REPORTING PERSON:  IN

CUSIP NO. 957541-10-5

1.       NAME OF REPORTING PERSON
             S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Robert C. Penny III

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (A)      X
                  (B)

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION        United States

       NUMBER OF           5.     SOLE VOTING POWER

        SHARES                              18,651,622 Class B Common Stock at
                                            December 31, 1999

     BENEFICIALLY          6.     SHARED VOTING POWER

       OWNED BY                             0

         EACH              7.     SOLE DISPOSITIVE POWER

       REPORTING                            0

        PERSON             8.     SHARED DISPOSITIVE POWER

         WITH                               18,651,622 Class B Common Stock at
                                            December 31, 1999

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            18,651,622 Class B Common Stock at
                                            December 31, 1999

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES

         Not applicable.

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             Approximately 79.4% the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

             Approximately 97.5% of outstanding shares of Class B Common Stock.

12.      TYPE OF REPORTING PERSON:  IN

Item 1(a)         NAME OF ISSUER:    Westell Technologies, Inc.

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           750 North Commons Drive, Aurora, Illinois  60504

Item 2(a)         NAME OF PERSON FILING:

                  Robert C. Penny III and Melvin J. Simon

Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                           4343 Commerce Court, Suite 114, Lisle, Illinois 60532

Item 2(c)         CITIZENSHIP:   United States

Item 2(d)         TITLE OF CLASS OF SECURITIES:

                  Class B Common Stock, $0.01 par value per share, of Westell Technologies, Inc. Class B Common Stock has four votes per share and automatically converts into Class A Common Stock (one vote per share) unless transferred to certain family members of Robert C. Penny III, Gary F. Seamans or Melvin J. Simon.

Item 2(e)         CUSIP NUMBER:

                  The CUSIP number of the Class A Common Stock is 957541-10-5. Since the Class B Common Stock is not listed on any exchange, it does not have a CUSIP number.

Item 3            THE PERSON FILING THIS STATEMENT IS A:

                  This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b). Not Applicable.

Item 4            OWNERSHIP

                  (a)      Amount Beneficially Owned as of December 31, 1999:

                           Robert C. Penny III: 18,651,622 Class B Common Stock Melvin J. Simon: 19,124,869 Class B Common Stock and
                               27,601 Class A Common Stock (including options to purchase 20,601 shares of Class A Common Stock that are exercisable within 60 days of December 31, 1999)


                  (b)      Percent of Class:

                           Robert C. Penny III:

                           Approximately 79.4% of the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

                           Approximately 97.5% of outstanding voting power Class B Common Stock.

                           Melvin J. Simon:

                           Approximately 81.3% of the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

                           Approximately 100.0% of outstanding shares of Class B Common Stock.

                  (c) Number of shares as to which such person has as of December 31, 1999:

                     (i)   sole power to vote or to direct the vote:

                                  Robert C. Penny III: 0
                                  Melvin J. Simon: 473,247 Class B Common Stock
                                     27,601 Class A Common Stock (including
                                     options to purchase 20,601 shares that are
                                     exercisable within 60 days of December 31,
                                     1999)


                    (ii)   shared power to vote or to direct the vote:

                                  18,651,622 Class B Common Stock

                   (iii)   sole power to dispose or direct the disposition of:

                                  Robert C. Penny III:  0
                                  Melvin J. Simon: 473,247 Class B Common Stock
                                     27,601 Class A Common Stock  (including
                                     options to purchase 20,601 shares that are
                                     exercisable within 60 days of December 31,
                                     1999)

                    (iv)   shared power to dispose or direct the disposition of:

                                  18,651,622 Class B Common Stock

Item 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.

Item 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Messrs. Penny and Simon beneficially own an aggregate of 18,651,622 shares of Class B Common Stock as Voting Trustees of a Voting Trust formed pursuant to the Voting Trust Agreement dated February 23, 1994, as amended, among Robert C. Penny III and Melvin J. Simon, as co-trustees, and certain members of the Penny family and the Simon family. As beneficiaries of the voting trust, Robert C Penny III, the Trust for the benefit of Makayla Grace Penny, Marlene D. Foskett, Barbara J. Pruitt, the Trust for the benefit of Barbara J. McDonough under the terms of the Florence R. Penny Children's Trust, the Trust for the benefit of Marlene D. Foskett under the terms of the Florence R. Penny's Children Trust and the Trust for the benefit of Robert C. Penny III under the terms of the Florence R. Penny's Children's Trust each have the right to receive more than 5% of the dividends with respect to the Class B Common Stock.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Please see the response to Item 6 above.

Item 9            NOTICE OF DISSOLUTION OF GROUP:  Not applicable.

Item 10           CERTIFICATION:

                  Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  Date:  February 14, 2000



                                                  /s/ Robert C. Penny III
                                                  ------------------------------
                                                  Robert C. Penny III


                                                  /s/ Melvin J. Simon
                                                  ------------------------------
                                                  Melvin J. Simon























ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).